July 8, 2005



Mr. Michael A. Correale
Chief Financial Officer
Amscan Holdings, Inc.
80 Grasslands Road
Elmsford, NY 10523


	Re:	Amscan Holdings, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
      File No. 333-14107


Dear Mr. Correale:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Business, page 3

The Transactions, page 3

1. We note the "merger agreement" between you (i.e. Amscan
Holdings,
Inc.) and AAH Acquisition, a wholly owned subsidiary of AAH
Holdings,
was structured

* as a purchase of common stock,

* you were deemed to be the surviving entity, as a wholly owned subsidiary of AAH Holdings, and

* the resulting capital structure of the surviving entity is equal to that of AAH Holdings.

Please address each of the following:

* Clarify whether you, AAH Acquisition or AAH Holdings, paid cash of
$530 million to consummate the acquisition.

* Describe the facts and circumstances of the acquisition, including the factors that resulted in the "ultimate beneficial ownership of the Successor."

* Provide an analysis that supports your accounting treatment of the transaction and specifically cite the authoritative literature you relied upon in support of your methodology.

* Clarify whose net assets will be fair valued based on the purchase price of $530 million.

2. We also note, as a result of the transaction between you and
AAH
Acquisition, that you recorded indefinite-lived tradenames of
$33.5
million. Please provide a schedule of the items included in this balance and an analysis to support your position that these intangible assets have an indefinite useful life.

Note 16 - Segment Information, page F-30

3. We note your disclosure that you operate in one industry segment and that this one segment "involves the design, manufacture, contract for manufacture and distribution of party goods, including decorative party goods, metallic balloons, stationery and gift items." Please identify your operating segments, as defined in paragraph 10 of SFAS
131, and expand your disclosure to identify the factors used to identify your reportable segments, as required by paragraph 26(a) of
SFAS 131. We note that your segment reporting was addressed in your communication with the staff during 2003.

4. Please disclose information about products and services, as required by paragraph 37 of SFAS 131.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Michael A. Correale
Amscan Holdings, Inc.
July 8, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010